UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
001-37656

CUSIP NUMBER
81734P107

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q ☐ Form 10-D

	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	March 31, 2021

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Sequential Brands Group, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number)	1407 Broadway, 38th Floor

City, State and Zip Code	New York, NY 10018

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sequential Brands Group, Inc. (the “Company”) is unable to timely file the Form 10-Q (the “10-Q”) without unreasonable effort or expense.  Our ongoing strategic review and related matters have resulted in delays in assessing the company’s accounting treatment. The Company is in the process of completing its accounting procedures for finalization of the Form 10-Q and additional time is necessary to finalize all required supporting documentation that may affect the presentation in the Form 10-Q. The Company views this delay as temporary and plans to file the 10-Q, and a press release disclosing its first quarter 2021 results, by, or to the extent possible by, May 24, 2021.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lorraine DiSanto	646	564-2591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒  Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sequential Brands Group, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 2021	By	/s/ Lorraine DiSanto
Lorraine DiSanto
Chief Financial Officer